TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & MCKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

410 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN

(C.P.O.BOX 1576 TOKYO 100-8694, JAPAN)

TEL:(81-3)3403-5281
FAX:(81-3)3470-3152 OR (81-3)3479-4224

Europe Middle East

Amsterdam, Antwerp, Bahrain, Barcelona, Berlin, Bologna, Brussels, Budapest, Cairo, Düsseldorf, Frankfurt, Geneva, Kyiv, London, Madrid, Milan, Moscow, Munich, Paris, Prague, Riyadh, Rome, St.Petersburg, Stockholm, Warsaw, Zürich

Asia Pacific

Almaty, Baku, Bangkok, Beijing, Hanoi, Ho Chi Minh City, Hong Kong, Manila, Melbourne, Singapore, Sydney, Taipei, Tokyo

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October 9, 2002

FILE NO. 82-4759

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02069109

02 OCT 23 AM 11:12

PROCESSED
FEB 0 3 2003
THOMSON FINANCIAL

Toppan Forms Co., Ltd.
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Toppan Forms Co., Ltd. (the "Company") with respect to its international offering of shares, enclose herewith the following document which were publicly issued by the Company together with English translations.

1. June 12, 2002 — Notice of the 48th Ordinary General Meeting of Shareholders

2. June 27, 2002 — Notice of Resolutions of the 48th Ordinary General Meeting of Shareholders

Yours truly,

Ken Takahashi

Encls.

cc: Toppan Forms Co., Ltd.
The Nomura Securities Co., Ltd.
Sullivan & Cromwell, Tokyo (w/o documents)

dlw 1/24

02 OCT 28

(Translation)

June 12, 2002

To the Shareholders:

NOTICE OF THE 48TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 48th Ordinary General Meeting of Shareholders of the Company will be held as set forth below and you are cordially invited to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your seal.

Yours very truly,

6, Kanda-Surugadai 1-chome,
Chiyoda-ku, Tokyo

Toppan Forms Co., Ltd.

Yasuhiro Fukuda
President and Representative Director

Description

1. Date and hour:

   June 27 (Thursday), 2002, 10:00 a.m.

2. Place:

   Cherry Room, Palace Hotel 2F
   1-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

3. Matters forming the objects of the meeting:

   Matters to be reported:

   Report on the business report, balance sheet and statement of income for the 48th business year (from April 1, 2001 to March 31, 2002).

   Matters to be resolved:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 48th business year
Proposition No. 2:	Amendment to the Articles of Incorporation
Proposition No. 3:	Election of 16 Directors
Proposition No. 4:	Granting of retirement gratuities to the retiring Directors
Proposition No. 5:	Acquisition by the Company of its own shares
Proposition No. 6:	Issuance of new share subscription rights as stock options

- - - - -

In attending the meeting, please present the enclosed voting form to the receptionist at the meeting.

(Attached document)

BUSINESS REPORT

(For the period from April 1, 2001 to March 31, 2002)

1. Outline of business activities:

(1) Business trends and achievement:

During the period under review, the Japanese economy showed few encouraging signs. Due to high unemployment and corporate bankruptcies, as well as slow consumer spending and investment in plant and equipment in the private sector, the economy remained in a deeper recession.

In the business forms industry, needs have changed substantially as a result of the prevalence of electronic media due to the rapid development of digitalization and corporate cost reduction efforts caused lower product prices. Thus, the business conditions continued to remain further difficult.

Under these circumstances, the Company has focused on the improvement and development of new technologies of its paper media, such as business forms and data print service (DPS), as well as the development of new uses of electronic media and improved its system of comprehensive information management services. The Company, with its stronger commitment to meet customers' needs, has also engaged in aggressive marketing activities through presentations of plans to satisfy customers' needs. Simultaneously, the Company has exerted efforts to improve efficiency in its group-wide production processes to strengthen its business structure.

Specifically, in the business forms sector, the Company has developed a new mail form system ("*Wanpa☆ku Me~ru*"), which makes available choices for packaging materials and sizes and enclosures. The Company has also developed watermark paper to meet customers' small-lot and lower-cost requirements and applied the same to anti-counterfeit forms. Additionally, the Company has commercialized full-color sealing postcards utilizing only recycled paper, which have acquired an eco-labeling authorization.

With the Green Purchase Law (or the "Law to Promote Procurement of Environment-Friendly Products by Governments") becoming effective, the Company has actively promoted production and marketing of eco-products utilizing environment-friendly materials, such as non-wood paper, bagasse, and bio-decomposable films and soy ink. Its Hino Factory has acquired the approval of ISO14001, an international standard.

In the DPS sector, the Company has completed a system which enables high-speed compilation and search of digital data identical with paper media used in transaction notification services to serve the convenience of customers. By utilizing its digital print technology, the Company has put into practical use a personal educational materials system responding to individual learning levels. The Company has also reproduced picture scrolls

of historic value by utilizing its sophisticated image processing technology and commenced marketing thereof to educational institutions. Furthermore, to shorten delivery periods and improve efficiency, the Company has introduced new systems and continued to improve security and quality assurance systems at its factories. Simultaneously, its General Production Division has acquired a privacy mark authorization from Japan Information Processing Development Corporation.

In the multimedia-related sector, the Company has entered into partnership agreements with overseas companies to establish comprehensive e-mail marketing business by utilizing its proprietary technologies.

As a result of these efforts, sales amounted to ¥183,200 million, up 4.2% from the previous business year. Ordinary income amounted to ¥18,300 million, up 4.2% from the previous business year. Net income amounted to ¥10,400 million, up 9.5% from the previous business year.

The outlines of the respective business sectors of the Company are as follows:

Business Forms:

With regard to business forms, the Company focused its efforts on presentations of plans to respond to institutional changes and deregulation. Consequently, orders received for mail-related new prints for sales promotion, such as Postex (a sealing postcard) increased. However, demand for forms for business use decreased as customers' administrative processes were made more efficient. Due to intensifying sales competition, prices declined. Thus, overall sales of business forms decreased slightly.

In the DPS business, the Company has developed new uses, such as booklets in full-color variable printing for communications with individual customers for the financial industry and personal educational materials for distance learning. The Company also received new orders for direct mails and business mails. Consequently, overall sales in the DPS business increased favorably.

As a result, sales in the business forms sector as a whole increased steadily.

Products:

While competition further intensified, sales of office supplies increased steadily as the Company increased its line of products and sales volumes of printer-related supplies increased. In the business of office machines, orders received for power-saving system equipment increased. In the business of accepting operating administration and management, Net-related orders received increased. Thus, both businesses were in good form.

As a result, sales in the products sector as a whole increased favorbly.

<Sales by sector>

Sector	Current year Amount	Current year Component ratio	Previous year Amount	Previous year Component ratio	Increase or decrease Amount	Increase or decrease Rate of increase
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Business forms	146,099	79.7	141,554	80.5	4,545	3.2
(of which DPS)	(42,444)	(23.2)	(35,727)	(20.3)	(6,716)	(18.8)
Products	37,175	20.3	34,373	19.5	2,801	8.2
Total	183,275	100.0	175,928	100.0	7,346	4.2

(2) Future challenges:

In the Japanese economy, expectations for economic recovery persist. However, consumer spending still remains sluggish and business conditions are expected to remain severe.

In the business forms industry, there is concern that printing demand is shifting to digitalization along with the development of information systems and that prices are declining due to intensifying competition. Thus, it has become important for the industry to establish unshaken measures to deal with these situations.

Under these circumstances, the Company will further improve its sensitivity to the voice of the market and provide high value added services through its activities of presentations of problem-solving plans. For that purpose, the Company will restructure its business operations, invest its management resources, including manpower, in its strategic field and actively improve its capabilities to develop plans and cost competitiveness to strengthen its management bases. The Company will promote cooperation with each of its group companies at all times and further increase business results, to aim to become a more "trustworthy company".

The Company will positively commit itself to the global protection, which the Company recognizes as a serious managerial challenge, through its efforts to reduce burdens on the environment and the development and supply of eco-products.

We genuinely hope our shareholders will continue providing their support and encouragement.

(3) Investment in plant and equipment:

Investment in plant and equipment during the business year under review totaled ¥5,500 million, which was spent mainly as follows:

In the business forms sector, the Company introduced automation facilities,

principally, for rationalization to improve efficiency.

In the DPS sector, the Company remodeled its Fussa Factory and added machinery for treatment processes and new systems to build production capacities.

(4) Finance:

All required funds were principally covered by the Company's operating revenues and own funds.

(5) Business performance and assets:

	Business year			
Item	**45th April 1, 1998 - March 31, 1999**	**46th April 1, 1999 - March 31, 2000**	**47th April 1, 2000 - March 31, 2001**	**48th (current year) April 1, 2001 - March 31, 2002**
Sales (million yen)	163,658	168,388	175,928	183,275
Ordinary income (million yen)	14,971	16,807	17,569	18,304
Net income for the year (million yen)	7,692	9,350	9,562	10,467
Net income per share (yen)	66.90	81.30	83.15	91.20
Total assets (million yen)	117,504	125,264	133,153	140,934
Net assets (million yen)	69,236	77,544	85,768	91,756
Net assets per share (yen)	602.06	674.30	745.81	799.93

(Notes)
1. As from the 46th business year, tax allocation accounting has become applicable.
2. As from the 47th business year, retirement benefit accounting and financial instrument accounting have become applicable.
3. As from the 48th business year (current year), "treasury stock", which used to be stated in the section of Assets, is stated in the section of Shareholders' Equity, as a result of the amendment to the "Regulations Concerning Balance Sheets,

Statements of Income, Business Reports and Their Accompanying Detailed Statements of Stock Corporations".

2. Outline of the Company (as of March 31, 2002)

(1) Major businesses:

Section	Principal products
Business forms	Acceptance of services relating to continuous forms, sheet forms, applied forms, uniform slips, envelopes, catalogs, pamphlets, leaflets, cards, multi media (electronic documents, e-learning, Web-systems, etc.), etc.
	DPS (Data Print Service) Acceptance of development of information processing systems. Acceptance of information processing and information transmission services, etc. Digital print on demand (DOD).
Products	Form processors, office machines, system machines, card machines, etc. Paper products (PPC paper, tack paper, labels, design stock products), various supplies for printers, various magnetic media, furnishings, fittings, etc. System development and designs, programming, operations, etc. relating to information processing

(2) Main offices and plants:

(Translation omitted)

(3) State of shares:

1) Total number of shares authorized to be issued by the Company: 400,000,000 shares

2) Total number of issued shares: 115,000,000 shares

3) Number of shareholders: 6,377 persons

4) Principal shareholders:

Name	Shares in the Company held by them (shareholding ratio)		Shares in them held by the Company (shareholding ratio)	
	(thousand shares)	(%)	(thousand shares)	(%)
Toppan Printing Co., Ltd.	67,419	58.6	-	-
The Mitsubishi Trust and Banking Corporation	6,908	6.0	-	-
Japan Trustee Services Bank, Limited	5,609	4.9	-	-
Mitsui Asset Trust and Banking Company, Limited	3,363	2.9	-	-
UFJ Trust Bank Limited	3,111	2.7	-	-
Trust & Custody Services Bank Ltd.	2,416	2.1	-	-
State Street Bank and Trust Company	1,819	1.6	-	-
The Meiji Mutual Life Insurance Company	1,546	1.3	-	-
Toppan Forms Group Employee Stock Ownership Plan	1,315	1.1	-	-
The Nomura Trust and Banking Company, Limited	1,150	1.0	-	-

(Note) The above numbers of shares held by the trust banks include those related to their trust business.

5) Acquisition, disposition, etc. and possession by the Company of its own shares:

- Acquisition of shares:

Own shares to transfer the same to its Directors and employees:

Class and number: 145,000 shares of common stock
Acquired amounts: ¥309 million in total

- Shares held as of March 31, 2002

Class and number: 294,000 shares of common stoak
Acquired amounts: ¥683 million in total

No shares of treasury stock were disposed of or forfeited during the business year under review.

(4) State of employees:

Division	Number of employees (persons)	As compared with the end of the previous business year (+ or -) (persons)	Average age (years)	Average length of service (years)
Male	2,537	(-) 6	38.7	16.6
Female	265	(-) 5	32.9	9.7
Total	2,802	(-) 11	38.1	15.9

(5) State of business affiliations:

1. Relationship with the parent company:

The parent company of the Company is Toppan Printing Co., Ltd., which holds 58.6% of the Company's shares.

The Company has product transactions with the parent company.

2. State of major subsidiaries:

Name of Company	Capital stock	Shareholding ratio (%)	Main business
Toppan Forms (Hamamatsu) Co., Ltd.	¥100 million	100.0	Manufacture of business forms
Toppan Forms Operation Co., Ltd.	¥100 million	100.0	Acceptance of programming and operations
Toppan Form Process Co., Ltd.	¥100 million	100.0	Acceptance of form processing services
Techno Toppan Forms Co., Ltd.	¥100 million	100.0	Maintenance of computers and related machines
Toppan Forms Logistics and Services Co., Ltd.	¥50 million	100.0	Forwarding business and warehousing business

Name of Company	Capital stock	Shareholding ratio	Main business
T. F. Company Limited	HK $15 million	100.0	Investment in overseas enterprises and development thereof
Toppan Forms (Hong Kong) Ltd.	HK $10 million	70.0*	Manufacture and sale of business forms

(Note) * The shareholdings include those of the subsidiaries of the Company.

3. Results of business affiliations:

The Company has 17 consolidated subsidiaries, including the seven important subsidiaries mentioned above, and seven companies to which the equity method is applicable.

The consolidated sales for the business year amounted to ¥196,489 million, an increase of ¥7,024 million (up 3.7%) from the previous year and the consolidated net income for the business year amounted to ¥10,584 million, a increase of ¥1,312 million (up 14.2%).

(6) Major technical tie-ups:

1. Technical support

Company	Country	Contents
Toppan Forms (Hong Kong) Ltd.	People's Republic of China	Non-exclusive granting in the Hong Kong Special Administrative Region of know-how of corporate management and administration, as well as technologies and manufacturing and marketing know-how relating to business forms and other printed matters
Toppan Forms (Singapore) Ltd.	Singapore	Non-exclusive granting in Singapore of technologies and manufacturing and marketing know-how relating to business forms and other printed matters
Toppan Forms (Colombo) Ltd.	Sri Lanka	Non-exclusive granting in Sri Lanka of technologies and manufacturing and marketing know-how relating to business forms and other printed matters

Data Products Toppan Forms Ltd.	Thailand	Non-exclusive granting in Thailand of technologies and manufacturing and marketing know-how relating to business forms and other printed matters

2. Technical introduction:

Company	Country	Contents
Moore North America, Inc.	U.S.A.	Exclusive licensing of software relating to DPS (Data Print Service) in the possession of Moore North America, Inc.
Digital Impact, Inc.	U.S.A.	Non-exclusive licensing of know-how and distribution systems relating to e-mail marketing of Digital Impact, Inc.
Tumbleweed Communications Corp.	U.S.A.	Non-exclusive licensing of distribution systems relating to secure mails

(7) Principal lender:

Not applicable.

(8) Directors and Statutory Auditors:

Title	Name
President and Representative Director	Yasuhiro Fukuda
Executive Vice President	Takashi Sano
Senior Managing Director	Mineo Nagayasu
Senior Managing Director	Masanori Akiyama
Managing Director	Mikihiko Shijo
Managing Director	Masahiro Seki
Managing Director	Shigeyuki Yasunaga

Title	Name
Managing Director	Ryuji Ouchi
Director	Naoki Adachi
Director	Masaki Watanabe
Director	Tadashi Ichii
Director	Yoshifusa Enomoto
Director	Hiroshi Miyazaki
Director	Takeo Sugi
Director	Hiroyuki Shimizu
Director	Kazuo Kato
Director	Masamichi Kuroda
Director	Michitsuna Kono
Director	Kenji Osanai
Standing Statutory Auditor (full-time)	Tadao Masuda
Statutory Auditor (full-time)	Tsuneo Mogi
Statutory Auditor	Masatsugu Mitsugi
Statutory Auditor	Takeshi Toyama

(Notes) 1. Statutory Auditors Tadao Masuda, Masatsugu Mitsugi and Takeshi Toyama are external auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

2. Messrs. Michitsuna Kono and Kenji Osanai were newly elected as Directors at the 47th Ordinary General Meeting of Shareholders held on June 28, 2001 and assumed office, respectively.

3. Directors who retired during the business year under review:

Title upon retirement	Name	Date of retirement
Senior Managing Director	Masaki Kondo	June 28, 2001
Senior Managing Director	Sei Kuromawa	June 28, 2001

4. Directors who moved during the business year under review:

Name	New title	Previous title	Date of change
Mineo Nagayasu	Senior Managing Director	Managing Director	June 28, 2001
Masanori Akiyama	Senior Managing Director	Managing Director	June 28, 2001
Shigeyuki Yasunaga	Managing Director	Director	June 28, 2001
Ryuji Ouchi	Managing Director	Director	June 28, 2001

(9) Important fact concerning the state of the Company which occurred after the date of closing of accounts:

Nothing of significance to be reported.

(Notes) 1. The amounts given herein are stated by disregarding any fraction of a thousand yen.

2. The numbers of shares given in a thousand or thousands of shares herein are stated by disregarding any fraction of a thousand shares.

BALANCE SHEET
(As of March 31, 2002)

ASSETS (million yen)

Current assets:	72,100
Cash on hand and in banks	17,744
Trade notes receivable	6,694
Trade accounts receivable	27,903
Securities	4,599
Merchandise	1,691
Finished products and work in process	8,001
Raw materials, purchased components and supplies	1,232
Deferred tax assets	1,094
Other current assets	3,206
Allowance for doubtful accounts	(68)
Fixed assets:	68,833
Tangible fixed assets:	47,523
Buildings	13,759
Structures	337
Machinery and equipment	12,548
Motor vehicles	75
Tools, furniture and fixtures	1,185
Land	16,939
Construction in progress	2,678
Intangible fixed assets:	1,378
Leaseholds	697
Telephone rights	123
Industrial water rights	1
Software	556
Investments and other assets:	19,931
Investment securities	7,898
Investment in subsidiaries' stock	1,975
Long-term prepaid expenses	86
Deposit and guarantee money	2,898
Insurance premium	4,542
Deferred tax assets	1,395
Other investments and other assets	1,442
Allowance for doubtful accounts	(308)
TOTAL ASSETS	140,934

LIABILITIES

Current liabilities:	48,704
Trade notes payable	10,324
Trade accounts payable	25,115
Other accounts payable	1,368
Accrued corporate taxes, etc.	4,043
Accrued consumption taxes, etc.	525
Accrued expenses	2,227
Advance received	568
Allowance for bonuses	2,436
Equipment notes payable	1,876
Others current liabilities	218
Fixed liabilities:	473
Allowance for officers' retirement benefits	473
TOTAL LIABILITIES	49,177

SHAREHOLDERS' EQUITY

Capital:	11,750
Legal reserves:	11,889
Capital reserve	9,270
Earned surplus reserve	2,619
Retained earnings:	68,946
Voluntary reserve	58,195
General reserve	58,195
Unappropriated retained earnings for the year	10,751
(Net income for the year	10,467)
Revaluation difference	(146)
Revaluation difference of other securities	(146)
Treasury stock	(683)
TOTAL SHAREHOLDERS' EQUITY	91,756
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	140,934

STATEMENT OF INCOME

(For the period from April 1, 2001 to March 31, 2002)

		(million yen)
Ordinary income and expenses		
Operating income and expenses:		
Operating income		
Sales		183,275
Operating expenses		
Cost of sales	134,879	
Selling, general and administrative expenses	31,982	166,862
Operating income		**16,412**
Non-operating income and expenses:		
Non-operating income		
Interest and dividend income	1,212	
Rent income	1,727	
Other income	668	3,609
Non-operating expenses		
Lease expenses	1,569	
Other expenses	149	1,718
Ordinary income		**18,304**
Special income and expenses		
Special expenses		
Loss from write-off of fixed assets	431	
Valuation loss of investment securities	430	
Valuation loss of memberships	69	
Other special expenses	62	994
Income before tax for the year		**17,309**
Corporate, inhabitant and enterprise taxes		7,250
Income tax adjustment		(407)
Net Income for the year		10,467
Unappropriated retained earnings brought forward from the previous year		1,672

Interim dividends	1,261
Transfer to earned surplus reserve relating to the payment of interim dividends	126
Unappropriated retained earnings for the year	**10,751**

Notes to the Balance Sheet and Statement of Income:

1. Significant accounting policies:

(1) Basis and method of valuation of securities:

Securities for trading purposes:

Stated at market value (Selling costs are determined by the periodic average method.).

Bonds to be held to maturity:

Stated by the amortized cost method.

Investment in subsidiaries' stock and affiliates' stock:

Stated at cost, determined by the periodic average method.

Other securities:

(i) Securities with market value:

Stated at market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the periodic average method.).

(ii) Securities without market value:

Stated at cost, determined by the periodic average method.

(2) Derivatives: Stated at market value

(3) Basis and method of valuation of inventories:

Merchandise (supply), raw materials, purchased components and supplies:

Stated at cost, as determined by the first-in, first-out method.

Merchandise (machine), finished products and work in process:

Stated at cost, as determined by the identified cost method.

(4) Method of depreciation of fixed assets:

Based on the same manner as stipulated in the Corporate Tax Law of Japan.

Tangible fixed assets: Stated by the fixed rate method.

However, with regard to buildings (excluding appurtenances thereto) acquired on or after April 1, 1998, the straight-line method is applicable.

Intangible fixed assets: Stated by the straight-line method.

Depreciation of software for use by the Company is made by the straight-line method based on the estimated useful life within the Company (mainly, five years).

Long-term prepaid expenses: Stated by the straight-line method.

(5) Basis for translation of foreign currency assets and liabilities into Japanese currency:

Receivables and payables in foreign currency are translated into Japanese yen based on the spot exchange rate as of the close of the business year and exchange differences are treated as exchange gains or losses.

(6) Calculation basis of allowances:

Allowance for doubtful accounts:

In order to provide for losses from bad debts, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific credit, including possible non-performing credits and claims.

Allowance for bonuses:

An allowance is provided for the bonuses estimated to be paid to employees which are to be incurred during the business year.

Allowance for employee retirement benefits:

To meet the payment of retirement benefits to employees, the Company provides a reserve equivalent to retirement benefit obligations as of the end of the business year with the addition or reduction (as the case may be) of unrecognized prior-year service obligations and unrecognized actuarial differences, minus the amount of plan assets. Actuarial differences will be treated as expenses from the next business year, based on the straight-line method for a specific period of years (15 years) not exceeding the average remaining years of service of employees when such differences occur.

As the amount of plan assets exceeded the retirement benefit obligations with the addition or reduction (as the case may be) of unrecognized prior-year service obligations and unrecognized actuarial differences, as of the end of the business year under review, the excess is included in the "other current assets".

Allowance for officers' retirement benefits:

The Company provides for the amount that would be required to pay for officers' retirement benefits by its internal rules if all Directors and Statutory Auditors terminated their office at each balance sheet date. This allowance comes under Articles 287-2 of the Commercial Code of Japan.

(7) Method of treatment of lease transactions:

With regard to the treatment of financial lease transactions other than those in which the ownership of leased properties is considered to be transferred to borrowers, the method for regular lease transactions applies.

(8) Method of hedge accounting

A deferred approach applies to hedge accounting treatment. If forward exchange contracts meet the requirements of the periodic allocation treatment, such peoriodic allocation treatment may be applicable. If interest rate swaps meet the requirements of the exceptional treatment, such exceptional treatment may be applicable.

(i) Hedging vehicles and hedged items:

Hedging vehicles	Hedged items
Forward exchange contracts	Receivables and payables in foreign currency and anticipated transactions in foreign currency
Interest rate swaps	Loans payable

(ii) Hedging policy:

To hedge risks of foreign exchange and interest rate fluctuations in the future, hedge operations are conducted under the control of the Accounting Dept.

(iii) Method of evaluating the effectiveness of hedge operations:

The effectiveness of hedge operations is evaluated, based upon the rate obtained by comparison of the accumulated market rate movements or fluctuations in cash flows of hedged items and the accumulated market rate movements or fluctuations in cash flows of hedging vehicles.

(9) Accounting treatment of the consumption tax:

Consumption taxes are treated on the tax exclusion method.

2. Notes to Balance Sheet:

(1) Money debts due from and to the controlling shareholder:

Short-term money debts due from the controlling shareholder:	¥1,669 million
Long-term money debts due from the controlling shareholder:	¥0 million
Short-term money debts due to the controlling shareholder:	¥333 million

(2) Money debts due from and to subsidiaries:

Short-term money debts due from subsidiaries:	¥1,153 million
Long-term money debts due from subsidiaries:	¥100 million
Short-term money debts due to subsidiaries:	¥8,778 million

(3) Accumulated depreciation of tangible fixed assets: ¥60,035 million

(4) Lease assets:

In addition to the fixed assets reported in the balance sheet, printing facilities at the Hino Factory is included in the important fixed assets used under lease agreements.

(5) Guarantee obligations outstanding: ¥187 million

(6) Total number of shares authorized to be issued by the Company: 400,000 thousand shares

Total number of issued shares: 115,000 thousand shares

(7) Treatment of notes due at the close of the business year:

The close of the business year under review fell on a banking holiday. However, notes were treated as if they were settled on due dates. The amount of the notes due at the close of the business year under review were as follows:

Notes receivable - trade:	¥727 million
Notes payable - trade:	¥51 million
Equipment notes payable:	¥1 million

(8) Treasury stock:

Treasury stock, which used to be stated in the section of Assets, is stated in the

section of Shareholders' Equity, as a result of the amendment to the "Regulations Concerning Balance Sheets, Statements of Income, Business Reports and Their Accompanying Detailed Statements of Stock Corporations".

(9) Net income per share for the year: ¥91.20

3. Notes to Statement of Income:

(1) Amount of transactions with the controlling shareholder:

Sales amount:	¥6,800 million
Purchase amount:	¥3,088 million
Other operating transactions:	¥38 million
Amount of transactions other than operating transactions:	¥- million

(2) Amount of transactions with subsidiaries:

Sales amount:	¥1,800 million
Purchase amount:	¥42,640 million
Other operating transactions:	¥12,466 million
Amount of transactions other than operating transactions:	¥2,845 million

(3) Research and development expenses included in cost of sales and selling, general and administrative expenses: ¥2,309 million

4. Additional Information

(1) Tax allocation accounting:

(i) Breakdown of deferred tax assets by major factors of accrual: (as of March 31, 2002)

(Current assets)

	(million yen)
Deferred tax assets	
Excess over amount allowable for allowance for bonuses	686
Accrued enterprise taxes	385
Others	22
Total deferred tax assets	1,094

(Fixed assets)

Deferred tax assets and liabilities	
Excess over amount allowable for depreciation expenses	271
Retirement benefit cost (including (-) ¥161 million of prepaid pension expense)	218

Allowance for officers' retirement benefits	199
Excess over amount allowable for allowance for doubtful accounts	74
Valuation loss of investment securities, etc.	331
Valuation loss of memberships	166
Revaluation difference of other securities	106
Others	26
Net deferred tax assets	1,395

(ii) Breakdown of major items causing the difference between the statutory effective tax rate and the burden rate of corporate taxes, etc. after the application of tax effect accounting

	(as of March 31, 2002)
Statutory effective tax rate	42.1%
(Adjustment)	
Entertainment expenditure, etc. excluded from expenses	1.3%
Dividend income, etc. excluded from gross revenue	(2.9)%
Others	(1.0)%
Burden rate of corporate taxes, etc. after the application of tax effect accounting	39.5%

(2) Retirement benefit accounting:

(i) Outline of the retirement benefit plan adopted by the Company:

As a defined benefit plan, the Company has adopted a tax-qualified pension plan in respect of an amount equivalent to 100% of retirement allowances to retirees pursuant to its pension plan rules, effective as from August 29, 1970.

(ii) Retirement benefit obligations and the breakdown thereof:

	(million yen)
Retirement benefit obligations	18,890
Plan assets	15,295
Unfunded retirement benefit obligations	3,594
Unappropriated difference upon restatement of the accounts	-
Unrecognized actuarial differences	(-) 3,926
Prepaid pension expense	331

(Note) The plan assets include ¥1,873 million of plan assets in the retirement benefit trust.

(iii) Breakdown of retirement benefit cost:

	(million yen)
Service cost	864
Interest cost	617
Expected investment yields	(-) 571
Appropriated amount of actuarial differences as cost	104

(iv) Basis for calculating retirement benefit obligations, etc.:

Discount rate	3.0%
Rate of expected investment yields	4.0%
Method of periodic allocation of estimated amounts of retirement benefits	Periodic flat-rate formula
Years of appropriation of the difference upon restatement of the accounts	Amortized in a lump sum upon restatement of the accounts

(Note) The discount rate applicable to the calculation at the beginning of the business year under review was 3.5%. However, upon reviewing the discount rate at the end of the business year under review, it was decided that a change in the discount rate would affect the amount of the retirement benefit obligations. Hence, the discount rate has been changed to 3.0%.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings for the year:	10,751,395,469
The above amount will be appropriated as follows:	
Dividends (¥12.00 per share)	1,376,472,000
Directors' bonus	83,000,000
Voluntary reserve	
General reserve	7,500,000,000
Unappropriated retained earnings carried forward	1,791,923,469

(Notes)
1. On December 10, 2001, interim dividends totaling ¥1,261,766,000 (¥11.00 per share) were paid.
2. Dividends are calculated by exclusion of 294,000 shares of treasury stock.

Copy of Account Auditors' Audit Report

AUDIT REPORT

May 16, 2002

Mr. Yasuhiro Fukuda
President and Representative Director
Toppan Forms Co., Ltd.

In accordance with the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, we, the undersigned auditing firm, audited the balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) of Toppan Forms Co., Ltd. (the "Company") for the 48th business year covering the period from April 1, 2001 to March 31, 2002. The portion of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the Company's accounting books.

In making such audit, we complied with generally accepted fair and reasonable auditing standards and followed such auditing procedures as should normally be followed. The auditing procedures include those followed in respect of any subsidiary of the Company as we deemed necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property and income and expenses of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with laws, ordinances and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be remarked in accordance with the provisions of the Commercial Code of Japan.

There is no such relation of interests between the Company and the undersigned auditing firm or any participating partner thereof as is required to be stated under the Certified

Public Accountant Law of Japan.

ChuoAoyama Audit Corporation

By Katsunori Sasayama (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Masahiro Yamomoto (seal)
Certified Public Accountant
Representative Partner
Participating Partner

Copy of the Board of Statutory Auditors' Audit Report

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 48th business year from April 1, 2001 to March 31, 2002, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

(1) Each Statutory Auditor, in accordance with the audit policy, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc. reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company.

(2) We required the subsidiaries to render reports on their business operations and made investigation into the state of activities and property thereof whenever necessary.

(3) We also required the Company's Account Auditors to render reports on and accounts of their audit and examined the accounting statements and their accompanying detailed statements.

(4) With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we, in addition to following the aforementioned method of audit, required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question whenever necessary.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the Company's Account Auditors, ChuoAoyama Audit Corporation, are proper;

(2) That the business report fairly presents the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings has

nothing to be remarked in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out;

(5) That in connection with the performance by Directors of their duties, no dishonest act or material fact of violation of laws, ordinances or the Articles of Incorporation exists; and

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we find no breach of duties on the part of the Directors.

(6) That with respect to the performance by Directors of their duties in connection with the subsidiaries, there is nothing to be remarked.

May 20, 2002

The Board of Statutory Auditors
Toppan Forms Co., Ltd.

Tadao Masuda (seal)
Standing Statutory Auditor
(Full-time)

Tsuneo Mogi (seal)
Statutory Auditor
(Full-time)

Masatsugu Mitsugi (seal)
Statutory Auditor

Takeshi Toyama (seal)
Statutory Auditor

(Note) Statutory Auditors Tadao Masuda, Masatsugu Mitsugi and Takeshi Toyama are external auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

INFORMATION RELATING TO VOTING

(Translation omitted)

- END -

FILE No. 82-4759
No. 2

(Translation)

June 27, 2002

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 48TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that reports were made and resolutions were adopted at the 48th Ordinary General Meeting of Shareholders of the Company held this day as set forth below.

Yours very truly,

6, Kanda-Surugadai 1-chome,
Chiyoda-ku, Tokyo

Toppan Forms Co., Ltd.

Yasuhiro Fukuda
President and Representative Director

Description

Matters reported:

Report on the business report, balance sheet and statement of income for the 48th business year (from April 1, 2001 to March 31, 2002).

The particulars of the above accounting documents were reported to the meeting.

Matters resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 48th business year

The proposition was approved and adopted as proposed. The dividend was decided to be ¥12 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed that an addition be made to the objectives of the Company to expand its line of products, that the location of the head office be changed and that pursuant to the "Law to Amend Part of the Commercial Code, Etc.", required amendment be made to the relevant provisions of the Articles of Incorporation of the Company.

Proposition No. 3: Election of 16 Directors

Messrs. Yasuhiro Fukuda, Takashi Sano, Mineo Nagayasu, Masanori Akiyama, Mikihiko Shijo, Masahiro Seki, Shigeyuki Yasunaga, Ryuji Ouchi, Naoki Adachi, Tadashi Ichii, Takeo Sugi, Kazuo Kato, Masamichi Kuroda, Michikata Kono and Kenji Osanai were reelected and Toshifumi Motohara was newly elected as Directors and each of them assumed office.

Proposition No. 4: Granting of retirement gratuities to the retired Directors

The proposition was approved and adopted as proposed that retirement gratuities be granted to the retired Directors, Messrs. Masaki Watanabe, Yoshifusa Enomoto, Hiroshi Miyazaki and Hiroyuki Shimizu, in appreciation of the distinguished services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that the determination of the actual amount and the time and method of presentation be left to the Board of Directors.

Proposition No. 5: Acquisition of treasury stocks

The proposition was approved and adopted as proposed that the Company acquire 2,000,000 shares of its own shares of common stock at the aggregate acquisition prices not exceeding ¥5,000 million during the period from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders, as provided for in Article 210 of the Commercial Code of Japan.

Proposition No. 6: Issuance of new share subscription rights as stock options

The proposition was approved and adopted as proposed that the Company issue new share subscription rights to its Directors and employees without consideration, as provided for in Articles 280-20 and 280-21 of the Commercial Code of Japan.

- E N D -

It is to be added that, at the meeting of the Board of Directors held after the close of this Ordinary General Meeting of Shareholders, the Company's Representative Director and Directors with specific titles were appointed and assumed office as follows:

President and Representative Director	Yasuhiro Fukuda
Executive Vice President	Takashi Sano
Senior Managing Directors	Mineo Nagayasu and Masanori Akiyama

Managing Directors	Mikihiko Shijo, Masahiro Seki, Shigeyuki Yasunaga and Ryuji Ouchi